SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                November 26, 2003

                             SCITEX CORPORATION LTD.
                 (Translation of registrant's name into English)

                                3 Azrieli Center
                                Triangle Building
                                 Tel Aviv, 67023
                                     Israel
                    (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]  Form 40-F [ ]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.


                                 Yes [ ]   No [X]

Attached to the Registrant's Form 6-K, and incorporated by reference herein are the following document:

     1. Registrant's press release dated November 24, 2003, entitled "Scitex is in advanced stage for the sale of SDP businesses".

     2. Registrant's press release dated November 25, 2003, entitled "Scitex to sell SDP business to Kodak for $250 million".

                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          SCITEX CORPORATION LTD.

                                          Yahel Shachar
                                          Chief Financial Officer

November 26, 2003